LEASE

BROMLEY SQUARE

220-1010-1st STREET S.W.

CALGARY, ALBERTA

T2R 1K4

BETWEEN: 915035 ALBERTA LTD.

AND: VANNESSA VENTURES LTD.

FLOOR: SECOND FLOOR

LEASE

THIS INDENTURE made this 24 day of February, 2004.

BETWEEN:

915035 ALBERTA LTD.

(Hereinafter referred to as the "Landlord")

OF THE FIRST PART

-AND-

V ANNESSA VENTURES LTD.

(Hereinafter referred to as the "Tenant")

OF THE SECOND PART

WHEREAS the Landlord has constructed or will construct a building in the City of Calgary, in the province of Alberta, at a location and as described in Schedule "A" attached hereto and made a part hereof;

AND WHEREAS the registered owner of the Lands is 915035 Alberta Ltd. which has authorized the Landlord to enter into this lease on behalf of the registered and beneficial owner of the Lands and by its execution hereof does hereby so acknowledge;

AND WHEREAS the Landlord has agreed to lease to the Tenant part of the building, and the Tenant has agreed to lease the same on the terms and conditions hereinafter set forth.

THIS INDENTURE WITNESSETH THAT, in consideration of the Rent, covenants and agreements hereinafter reserved and contained on the part of the Tenant to be respectively paid, observed and performed, THE PARTIES HERETO AGREE AS FOLLOWS:

ARTICLE I-INTERPRETATION

1.00

DEFINITIONS

1.01

In this lease, unless context otherwise requires:

a)

“BUSINESS DAY” means any of the days from Monday to Friday, both inclusive, unless such a day is a federal, provincial or civic holiday observed by the City.

b)

“CITY” means The City of Calgary, a municipal corporation in the Province of Alberta.

c)

“COMMENCEMENT DATE” means March 1.2004.

d)

“COMMON AREAS” means all areas, facilities, utilities, improvements, equipment and installations designated by the Landlord for the general use or benefit of the Tenant, its employees, customers and other invitees, in common with all others entitled or permitted to the use or benefit of the same and shall include, without limitation, roofs, exterior weather walls, outside bearing walls, other exterior portions of buildings, entrances to and exits from the Building, access roads, truck courts, driveways, loading docks and areas, sidewalks, patios, parking areas, janitorial and storage rooms, delivery passages, elevators, foyers, hallways, courts, ramps, landscaped and planted areas, retaining walls, shelters, sidewalks, stairways, first-aid stations, and common washrooms, utilities and service rooms, alarms and public address systems, general signs, pipes, wires, electrical, plumbing, drainage, heating, ventilating, air conditioning and other mechanical installations (except those within the premises of any tenant that are restricted to the exclusive use of such tenant or tenants).

e)

“DEVELOPMENT” means, collectively, the Lands and Building, and all appurtenances thereto from time to time belonging, installed thereon or forming a part thereof.

f)

“LANDS” means those lands in the City upon which the building is being or has been constructed, and which is more particularly described in Schedule" A" hereto.

g)

“LEASED PREMISES” means Suite 220 - 1010 First Street S.W., Calgary, Alberta, consisting of approximately 3,009 square feet on the Second floor of corridor walls or other permanent partitions, but the Building where the Leased Premises are situated. Actual measurement and adjustment of the area of the Leased Premises shall be in accordance with the new B.O.M.A. Standards. The location of the Building containing the Leased Premises is shown approximately on the plan attached hereto as Schedule" A" but the exact location, shape, height and design of the Building and the Leased Premises shall be in the sole discretion of the Landlord and no changes, additions or deletions thereto shall invalidate this Lease, provided that the Tenant’s Leased Premises shall be substantially equivalent in usefulness for the Tenant’s purposes are prior to such changes, additions or deletions.

h)

“LEASEHOLD IMPROVEMENTS” means all fixtures, improvements, installations alterations and additions from time to time made, erected or installed by or on behalf of the Tenant with the exception of trade fixtures and furniture and equipment not of the nature of fixtures, but includes all wall to wall carpeting, with the exception of such carpeting where laid over vinyl tile or other finished floor and affixed so as to be readily removable without damage.

i)

“LEASE” means this Lease and the Schedules attached hereto, and which, through the intent of the parties, is a net lease except as in this Lease expressly set out. Any amount and any obligation that is not expressly declared hereto be that of the Landlord shall be deemed to be the obligation of the Tenant (total or proportionate as the case may be) to be performed at the expense of the Tenant.

j)

“MINIMUM RENT” means for the term of March 1. 2004 to February 28, 2007.  The sum of - see below - per annum, plus GST, payable in equal consecutive monthly installments of - see below -, plus GST, each in advance of this first day of each and every calendar month during the term of the Lease, commencing March 1. 2004 without deduction, abatement, set-off or compensation whatsoever, except as provided in this Lease, and subject to postponement as provided in this Lease. The aforesaid Rent in this Clause is calculated on the basis of square feet. More or less, of rentable area at a rate of:

Year	Per Sq. Ft. Per Annum	Per Month	Per Annum
1	$7.00 net	$1,755.25	$21,063.00 + GST
2	$7.50 net	$1,880.63	$22,567.50 + GST
3	$8.00 net	$2,006.00	$24,072.00 + GST

In the event that the final measurement pursuant to Clause 1.01 (g) shall result in an increase or decrease in Rentable Area the Minimum Rent calculated hereunder shall be correspondingly adjusted on the basis of the rate per square foot aforesaid.

k)

“ADDITIONAL RENT” means operating costs and property tax incurred to the operation of the building on a yearly basis. These costs shall be determined by the Landlord in advance and paid monthly by the Tenant in equal monthly installments.

l)

“RENT” means the Minimum Rent, Additional Rent and any other financial responsibility pertaining to the Leased Premises.

m)

“MORTGAGE” means any mortgagee(s) for the time being of the Development or any part thereof.

n)

“RENTABLE AREA” means:

i.

Where the area leased to a Tenant is a full floor in the Building, then the area computed by measuring from the inside surface of the dominant portion in exterior walls, with no deduction for columns or projections; and

ii.

Where the area leased to a Tenant is less than a full floor in the Building, such areas shall be calculated by measuring the walls and partitions surrounding such areas from the inside surface of glass in exterior walls, from the centre line of the walls where no exterior glass exists, from the centre line of corridor walls and other permanent partitions, and from the centre line of partitions that separate such areas from other adjoining rentable areas, with no deductions for columns or projections, plus a portion of the Common Area, which portions shall be a fraction, the numerator of which shall be the rentable area of the Leased Premises, as previously set forth in this Clause, and the denominator shall be the total rentable area of the floor (whether actually rented or not).

The final measurement as to the rentable area shall be calculated in accordance with the new B.O.M.A. Standards, whose decision shall be binding on the parties hereto.

o)

“RULES AND REGULATIONS” means the rules and regulations adopted by the Landlord from time to time acting reasonably for similar office building. The Rules and Regulations existing as at the Commencement Date are those set out in Schedule "B".

ARTICLE II

2.00

DEMISE

2.01

In consideration of the Rents, covenants and agreements herein contained on the part of the Tenant to be paid, observed and performed, the Landlord leases to the Tenant and the Tenant leases from the Landlord the Leased Premises for use and occupation as a general office and for no other purpose.

ARTICLE III

3.00

TERM

3.01

TO HAVE AND TO HOLD the Leased Premises for the term of 3 Years being the period March 1, 2004 to February 28, 2007, commencing on the Commencement Date.

3.02

EARLY POSSESSION

The Tenant may begin to use and occupy the Leased Premises or portions thereof on February 23, 2004 to February 29, 2004 at no additional cost to the Tenant.  Possession shall be granted and taken subject to the Terms and Conditions that are consistent with this Clause.

3.03

POSTPONEMENT OF TERM

The Landlord shall make all reasonable efforts to have the Leased Premises ready for occupancy before the Commencement Date. If the Leased Premises are not ready or occupancy by such time because of reasons other than the failure of the Tenant, its employees, agents, or contractors to promptly complete the Tenant's improvements to the Leased Premises, the Commencement Date and any Minimum Rent and Additional Rent due hereunder shall be postponed for a period equal to the duration of the occurrence or delay. The Landlord shall not be liable for any loss, injury, damage or inconvenience which the Tenant may sustain by reason of the inability of the Landlord to deliver the Leased Premises ready for occupancy on the Commencement Date.

ARTICLE IV

4.00

RENT

4.01

The Leased Premises are leased at a Minimum Rent to be paid in advance, without deduction, on the first day of each and every calendar month of the term to the office of the Landlord, or at such other place as the Landlord may from time to time designate in writing. All Rent reserved herein including, without limitations, Minimum Rent shall be deemed to accrue from day to day, and if for any reason it shall become necessary to calculate Minimum Rent for irregular periods of less than one (I) year, Minimum Rent shall be calculated so as to reflect such daily accrual.

4.02

Receipt of a deposit for the first three months of the initial term hereof is acknowledged as being received in the amount Eleven Thousand Eight Hundred and Seventy-Seven Dollars and Forty Cents ($11.877.40), including GST from the Tenant.

ARTICLE V

5.00

TENANT'S COVENANTS

THE TENANT COVENANTS WITH THE LANDLORD AS FOLLOWS:

5.01

RENT

The Tenant will pay in advance in monthly installment the Minimum Rent to the Landlord as provided in this Lease, without any deductions. set-off or abatements, unless such abatement is provided for in this Lease. The Tenant shall pay Additional Rent commencing on the earlier of the Commencement Date or the date of occupancy pursuant to paragraph 3.02 hereof.

5.02

REPAIR

a)

The Tenant shall keep in good, tenantable and reasonable state of repair the Leased Premises, including, without limiting the generality of the foregoing, all interior partitions, fixtures and improvements, in the Leased Premises, all electrical and telephone outlets and conduits, any fixtures and shelving, and special mechanical and electrical fixtures and shelving, and special mechanical and electrical equipment not a normal part of the Leased Premises installed by or for the Tenant. The Landlord may enter and view the state of repair and the Tenant shall repair the Leased Premises in a good workmanlike manner within the time period set forth in a notice from the Landlord, and if there is no time period set forth in the notice, then the repairs shall be done within a reasonable time: Alternatively, the Landlord, and its agents, either alone or with workmen, servants, or others, may enter upon the Leased Premises to make the repairs required to be made to the Leased Premises. In this regard the Landlord and it's agent, servants, and employees may enter upon the Leased Premises and have the same repaired in a proper manner,  together with an administration fee of fifteen percent (15%) of the cost of such repairs, and to render the account for such repairs to the Tenant, and the Landlord shall have the same remedies to enforce payment thereof as the Landlord has in respect to arrears of Rent.

b)           The Tenant shall pay the cost of replacement with as good quality and size of any glass broken on the Leased Premises including outside windows and doors of the perimeter of the Leased Premises (including perimeter windows in the exterior walls) during the continuance of this Lease, unless the glass shall be broken by the Landlord, its servant, employees or agents on its behalf. The cost of replacement shall include not only the cost of the glass, but also the cost of the installation of the same.

5.03 ASSIGNING OR SUBLETTING

The Tenant covenants with the Landlord not to assign or sublet without leave, which leave shall not be unreasonably withheld, provided nevertheless:

a) That the Landlord shall be entitled to withhold leave arbitrarily if the Landlord exercises the right hereinafter set out in this Clause (b) of this section 5.03;

b) If the Tenant requests the Landlord's consent to an assignment of this lease or to a subletting of the whole or any part of the Demised Premises to any person, firm or corporation, the Tenant shall submit to the Landlord the name of the proposed assignee or subtenant and such information as to the nature of its business and its financial responsibility and standing as the Landlord may reasonably require. Should the assignee and assignor use the legal service of the Landlord for preparation of all assignment documents, etc., then assignor will pay all associated legal costs. Upon the receipt of such request and information from the Tenant the Landlord shall have the right, exercisable in writing within 14 days after such receipt, to cancel and terminate this lease if the request is to assign this lease or to sublet all of the Demised Premises or, if the request is to assign or sublet a portion of the Demised Premise only, to cancel and terminate this lease with respect to such portion, in each case as of the date set forth in Landlord's notice of exercise of such right, which shall be neither less than 60 days nor more than 120 days following the service of such notice;

c) If the Landlord shall exercise its right under clause (b) of this section 5.03, the Tenant shall surrender possession of the entire Demised Premises or the portion which is the subject of the right, as the case may be, on the date set forth in such notice in accordance with the provisions of this lease relating to surrender of the Demised Premises at the expiration of the Term. If this lease shall be canceled as to a portion of the Demised Premises only, the Rent payable by the tenant under this lease shall be abated proportionately. If the Landlord shall not exercise the right to cancel this lease as above provided after the receipt of the Tenant's written request, then the Landlord's consent to such request shall not be unreasonably withheld;

d) In no event shall any assignment or subletting to which the Landlord may have consented release or relieve the Tenant from its obligations fully to perform all the terms, covenants and conditions of this lease on its part to be performed;

e) The Tenant shall not display, advertise or offer the whole or any part of the Demised Premises for the purpose of assignment, or subletting and shall not permit any broker or other party to do so unless the complete text and format of any such display, advertisement or offer shall have first been approved in writing by the Landlord. Without in any way restricting or limiting the Landlord's right to refuse any text and format on other grounds, any text and format proposed by the Tenant shall not contain any reference to the rental rate for the Demised Premises.

5.04 BUSINESS TAX AND UTILlTIES~

a) The Tenant will pay all taxes with respect to all business carried on in the Leased Premises, and any special franchise or other tax with relation to such business as and when such taxes become due and payable, together with any taxes levied on tenants, on tenants fixtures and improvements made in or to the Leased Premises by or for the Tenant, and all taxes in the nature of business taxes and any taxes levied on machinery or equipment of the Tenant assessed by any governmental authority upon the Leased Premises, whether levied against the Landlord or the Tenant.

b) The Tenant shall pay for all Utilities used by the Tenant for laboratories and/or any special air conditioning system servicing its own computers or telephone equipment room or any other machinery or equipment and whether situated within or without the Leased Premises and if any such utility service cannot reasonably be sub-metered separately from the same utility service provided to parts of the Building other than the Leased Premises, the Tenant shall pay for such utility services on a connected load and usage  basis and as determined by the Landlord's engineer.

5.05

TIDINESS

The Tenant will leave the Leased Premises in a reasonably tidy condition at the end of each business day for the performance of the cleaning services.

5.06

DAMAGE TO THE BUILDING

If the Building, including the Leased Premises, elevators, boilers, engines, pipes and other apparatus (or any of them) used for the purpose of heating, air conditioning or ventilating the Building or operating the elevators, or if the water pipes, drainage pipes, electric lighting, windows, or other equipment of the Building get out of repair or become damaged or destroyed through the negligence, carelessness or misuse by the Tenant, its servants or employees, or through it or them in any way stopping up or injuring the heating apparatus, elevators, water pipes, drainage. pipes or other equipment, or any part of the Building, the expense of the necessary repairs, replacements or alteration shall be borne by the Tenant who shall pay the same to the Landlord forthwith on demand, unless such damage is covered by the Landlord's insurance.

5.07

OBSERVE RULES AND REGULATIONS

The Tenant, its servants, and employees shall observe and comply strictly with the Rules and Regulations and such further and other reasonable rules and regulations and amendments and changes therein as may hereafter be made by the Landlord and notified to the Tenant.  For the enforcement of the Rules and Regulations, the Landlord shall have available to all remedies of this Lease provided for a breach thereof and all legal remedies, whether or not provided for in this Lease, both at law and in equity. The Landlord shall not be responsible to any Tenant for equity. The Landlord shall not be responsible to any Tenant for the non-observance by any other Tenant of the Rules and Regulations from time to time prescribed; the Landlord shall have the right to make reasonable changes in an addition to the Rules and Regulations PROVIDED such changes and additions do not unreasonably affect the conduct of the Tenant's business, and shall promptly notify the Tenant thereof in writing. Any failure by the Landlord to enforce any Rules and Regulations, now or hereafter in effect, either against the Tenant or any other Tenant in the Building, shall not constitute a waiver of any of the Rules and Regulations.

5.08

USE OF THE PREMISES

The Tenant shall use and occupy the Leased Premises for the purpose of a general office and shall comply in respect of such use with the requirements of federal, provincial and municipal laws and regulation. If a government license or permit shall be required for the proper and lawful conduct of the Tenant's business, and if the failure to secure such license or permit would affect the Landlord, the Tenant, prior to occupying the Leased Premises, shall procure the same for inspection by the Landlord. The Tenant shall at all times comply with the terms and conditions of any such license or permit.

5.09

NO PREJUDICE INSURANCE

The Tenant will not do or permit to be done upon the Leased Premises anything which shall cause the rate of insurance upon the Building to be increased and, if the rate of insurance on the Building shall be increased by reason of the use made of the Leased Premises, or by the reason of anything done or committed or permitted to be done or omitted by the Tenant, or by anyone permitted by the Tenant to be upon the Leased Premises, the Tenant will pay to the Landlord, on demand, the amount of such increases. The Tenant will comply in every respect with the Rules and Regulations, if any of the Canadian Underwriters association or any successor or substitute body, and with the requirements communicated to the Tenant of the Landlord's insurance company or companies having policies insuring the Building or the use thereof.

5.10

PREMISES CONFORM TO LAW

The Tenant will comply with all provisions of law, including, without limitation, federal, provincial and municipal legislative enactment's, Rules and Regulations and by-laws, including, but without limiting the generality of the foregoing Rules and Regulations relating to the portioning, equipment, operation and use of the Leased Premises, and to the making of any repairs, replacements, alterations, additions, changes, substitutions or improvements of or to the Leased Premises, and to comply with all police, fire and sanitary regulations or directives imposed or made by federal, provincial or municipal authorities or by fire insurance, underwriters or companies.

5.11

USE CONFORM TO LAW

The Tenant shall, at its expense, comply with all law, orders, ordinances, and regulations of federal, provincial and municipal authorities and with any direction made pursuant to law or by any public officer or officers which shall, with respect to the use of the Leased Premises, or to the abatement of nuisance, impose any order or duty upon the Landlord for the Tenant regarding the Leased Premises or the use of occupation thereof arising from the Tenant's use of the Leased Premises, or from conditions which have been created by or at the instance of the Tenant or are required by reason of breach of any of the Tenant's covenants or agreements hereunder. If the Tenant should desire to contest the validity of any such law, ordinance, rule, order or regulation with which the Tenant is obligated to comply, it may, at its expense, carry on such contest and non-compliance by it and during such contest shall not be deemed a breach of its covenant; PROVIDED that it shall, to the satisfaction of the Landlord, indemnify and hold the Landlord harmless against the cost hereof and against all liability for any damages, interest, penalties and expenses (including reasonable legal expenses on a solicitor and client basis) resulting from or incurred in connection with such contest or non-compliance, except that non- compliance shall not continue so as to subject the Landlord to prosecution for an offense, or to cause the Building or any part thereof to be condemned or vacated by order of public authority.

5.12

NO NUISANCE

The Tenant shall not do, suffer or commit any waste or damage, disfiguration or injury to the Leased Premises or the fixtures and equipment thereof; and the Tenant shall not use, keep or permit in or about any part of the Leased Premises any goods, provisions, equipment or materials of any offensive odor or combustible or noxious nature, or anything which could create a fire hazard or undue load on the electrical circuits of any of the Building systems, or cause vibration or undue heat or noise; and the Tenant will not cause or maintain any nuisance in or about the Leased Premises. Should the Leased Premises at any time become infested with rodents, vermin, or the like, or any other situation arise, occur or prevail to such an extent as shall injure or impede the business of the Tenant or of other Tenant's of the Building, and if such conditions shall not be removed forthwith by the Tenant, the Landlord may correct such conditions at the expense of the Tenant.

5.13

FLOOR LOAD

The Tenant shall not place or permit to be placed a load upon any portion of any floor of the Leased Premises which exceeds the floor load which the areas of such floor being loaded was designed to carry having regard to the loading of the adjacent areas. The Landlord reserves the right to prescribe the weight and position of all safes, heavy business machinery, computers, data processing machines and any other heavy things, equipment or chattels which the tenants wishes to place in the Leased Premises so as to properly distribute the weight thereof, and the Tenant agrees to such reservation.

5.14

ESCAPE OF WATER

The Tenant shall be responsible for any loss or damage whatsoever caused in the building owing to the leakage or escape of any water, gas or other substance from any pipes, machinery or equipment installed by the Tenant and used for the purposes or servicing the Leased Premises or any machinery or equipment installed or put therein by the Tenant.

5.15

INDEMNIFY LANDLORD

The Tenant will indemnify and save harmless the Landlord against and from any and all claims by or on behalf of any person, firm or corporation arising from the conduct of any work by or through any act of negligence of the Tenant or an assignee, sub-Tenant, agent, contractor, servant, employee, licensee, customer or invitee of the Tenant, and against and from all costs, counsel fees, expenses and liabilities occurred in or about such claims or action or proceeding brought thereon. In case the Landlord shall, without fault on its part be made a party of any litigation commenced by or against the Tenant, then the Tenant shall protect and hold the Landlord harmless and shall pay all costs, expenses and reasonable legal fees incurred or paid by the Landlord in connection with litigations on a solicitor-client basis.

5.16

RELEASE OF LANDLORD

The Landlord shall not be responsible for injury to or the death of any person in or about the Leased Premises, or any damages to any Leasehold improvements, merchandise, goods, inventory, chattels, machinery, equipment, fixtures or Tenant improvements located within the Building with the express or implied consent of the Tenant or in respect of the Tenant's business. The Landlord shall not be responsible for insuring any Leasehold improvement, merchandise, goods, inventory, chattels, machinery, equipment or fixtures, whether constructed, installed or located by the Tenant in any part of the Leased Premises and the Tenant shall insure its own leasehold improvements, merchandise, goods, inventory, chattels, machinery, equipment or fixtures, except as provided by the Landlord and shall be solely responsible for the loss or damage to property of others kept or stored or located in the Leased Premises.

5.17

NOTIFY LANDLORD

The Tenant will immediately notify the Landlord or its representative in the Building of any accidents or defect in the Building, including, without limitation, the Leased Premises water pipes, plumbing and heating apparatus, ventilation and air conditioning equipment, and electrical wiring and fixtures and, as well, or any matter or condition which may cause injury or damage to the Building or any person or property therein located.

5.18

NOT PERMIT LIENS

The Tenant shall promptly pay, as and when the same fall due, all accounts for labor or material done or supplied for all improvements, installations, partitions and fixtures or work and repairs done by or for the Tenant on the Leased Premises, and will not cause, suffer or permit any encumbrance, lien or charge to arise or exist or be claimed upon the Leased Premises in respect thereof; PROVIDED that any such lien shall be permitted if and so long as it does not embarrass or prejudice the Landlord, and if the Tenant has agreed to indemnify and save harmless the Landlord in respect of the same, having giving the Landlord reasonable security to ensure the due diligence to take whatever steps are properly open to it to cause the validity of such claim to be determined any registration of such claim against the title to the Lands to be extinguished or the lien to be paid of found valid, NOTWITHSTANDING the foregoing, the Landlord may require that the Tenant remove the lien forthwith at the Tenant's expense.

5.19

LANDLORD SUPPLY OF UTILITIES

The Tenant will allow the Landlord to supply to the Leased Premises all utilities used therein for building standard utilities, including heating, air conditioning, ventilating and lighting, and the operations of typewriters and other small equipment used for general office purposes. If the Tenant's electrical requirements appear to exceed the normal use of the utilities, the Landlord may, at its discretion at the cost of the Tenant, have the Leased Premises separately metered and paid for by the Tenant,

5.20

TENANT'S INSURANCE

a)

The Tenant agrees to take out and keep in forced during the term hereof general public liability insurance on an occurrence by occurrence basis and such insurance coverage as may reasonably be prescribed by the Landlord with respect to the business carried on, in or from the Leased Premises and the use and occupancy thereof by the Tenant but in any event, in the sum of not less than ONE MILLION (1,000,000,00) DOLLARS inclusive, which insurance shall include the Landlord as a named insured and shall protect the Landlord in respect of claims by the Tenant as if the Landlord were separately insured, The Tenant shall furnish to the Landlord, if and whenever requested by the Landlord, certificates or other satisfactory evidence as to such insurance.

b)

The Tenant shall throughout the term of this lease, provide and keep in force property damage insurance in respect of the Leasehold Improvements, the Tenant’s furniture and trade fixtures, interior plate glass and such other property in or forming part of the Leased Premises and Building as the Landlord may from time to time require, including fire and extended coverage and against such perils and in such amounts as are normally insured in the circumstances by prudent Tenants, as the Landlord may require or approve.  At the request of the Landlord, the Tenant shall file with the Landlord such copies of current policies or certificates from insurance agents and proof of their renewal and payments of premium as the Landlord may require, and if the Tenant falls to insure or to file satisfactory proof of insurance promptly when so required, the Landlord may, without notice to the Tenant, effect such insurance and recover any premiums paid therefore from the Tenant on demand, including fifteen (15%) percent administration fee.  The Tenant shall promptly pay all premiums due on the insurance required to be effected by it hereunder and shall not do anything upon the Leased Premises which would impair or invalidate the obligations of the insurer, whether of the Landlord or of the Tenant, and if the insurance premiums of the Landlord shall increase because of anything done or omitted by the Tenant of the Leased Premises, the amount of increase shall be paid by the Tenant to the Landlord on demand.

5.21

SIGNS

The Tenant shall not cause or permit any sign, picture, advertisement, notice, lettering, flag, decoration or direction to be painted, displayed inscribed, placed affixed or maintained in or on any windows or doors of the Building nor anywhere else on or in the Building, without prior and continuous consent of the Landlord, which consent will not be unreasonably withheld.  It is throughout the Building and the Tenant agrees to accept, pay for and conform to the Building standard form of signage.

5.22

NAME

The Tenant may use the name of this Office Tower for the business address of the Tenant but for no other purpose.

5.23

BLINDS

The Tenant will not without prior written consent of the Landlord, which consent will not be unreasonably withheld, install any blinds, drapes, curtains, or other window coverings ~in the Leased Premises and will not remove, add to or change the blinds, curtains, drapes or other window coverings installed by the Landlord from time to time, and agree to keep window coverings open or closed at various times as the Landlord may from time to time direct or as may be provided from time to time by Rules and Regulations.

5.24

TENANT'S CERTIFICATE

The Tenant agrees at any time and from time to time, upon not less than ten (10) days prior notice, to execute and deliver to the Landlord a statement in writing certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the modifications and that the same is in full force and effect as modified), the amount of the Minimum Rent plus Additional Rent being paid hereunder and the dates to which the same, by installments or otherwise, and other charges hereunder have been paid, and whether or not there is any existing default on the part of the Landlord of which the Tenant has notice.

5.25

APPLICATION OF DISTRESS

The Tenant covenants and agrees that all of its furniture, trade fixtures partitions, installations, equipment and other movables on the Leased Premises, or wherever situated, shall be liable to distress and sale in the usual manner for any arrears of Rent owing with respect to the Leased Premises and that none of the aforesaid goods and chattels upon the Leased Premises shall be exempt from distress and, for the purposes of making such distress, the Landlord by itself, its agents and bailiffs may break open any door or window and enter upon the Leased Premises at any time after rental shall accrue due, and the Tenants shall be responsible for the cost of any damage or repair caused by such entry.

5.26

WAIVER RE: DISTRESS

The Tenant waives and renounces the benefit of present or future statute taking away or limiting the Landlord's right of distress and covenants and agrees that, NOTWITHSTANDING any such stature, none of the goods and chattels of the Tenant on the Leased Premises at any time during that term shall be exempt from levy by distress for Rent in arrears.

5.27

NOT REGISTER LEASE

The Tenant shall not register this Lease in this form at the Land Titles Office; PROVIDED that the Tenant shall be at liberty to register a caveat in respect hereof which shall disclose only the existence, term and any renewal of this Lease and shall be in a form satisfactory to the Landlord's solicitor.

5.28

RIGHT OF ENTRY

a)

If and whenever the Minimum Rent and/or Additional Rent hereby reserved or other monies payable to the Landlord, or any part thereof shall not be paid on the day appointed for payment thereof, whether lawfully demanded or not, and the Tenant shall have failed to pay such Rent or other monies within seven (7) days after the Landlord shall have given notice to the Tenant requiring such payment or if the Tenant shall breach or fail to observe and perform any of the covenants, agreements, provisions, conditions, Rules and Regulations or other obligations on the part of the Tenant to the kept, observed  or performed hereunder, or if this Lease shall have become terminated pursuant to any provision hereof or the Landlord become terminated pursuant to any provision hereof or the Landlord shall have become entitled to terminate this Lease and shall have given notice terminating it pursuant to any provisions hereof, then, and in every such case, it shall be lawful for the Landlord hereafter to enter into and upon the Leased Premises or any part thereof in the name of the whole and the same to have again, repossess and enjoy as of its former estate, anything in this Lease contained to the contrary notwithstanding.

b)

The Tenant further covenants and agrees that, on the Landlord's becoming entitled to re-enter upon the Leased Premises under any of the provisions of this Lease, the Landlord, in addition to all other rights, shall have the right to enter the Leased Premises as the agent of the Tenant, either by force or otherwise, without being liable for any prosecution therefore, and to re-let the Leased Premises as the agent of the Tenant and to received the Rent therefore, and as an agent of the Tenant to take possession of any furniture or other property on the Leased Premises and to sell the same at public or private sale without notice, and to apply the proceeds of such sale and any Rent derived from re-letting the Leased Premises, after deducting its costs of conducting such sale and its costs of re-letting on account of the Rent under this Lease, and the Tenant shall be liable to the Landlord for the deficiency, if any, of the balance of the Rent for the remainder of the term of this Lease.

c)

The Tenant further covenants and agrees that, on the Landlord's becoming entitled re-enter upon the Leased Premises under any of the provisions of this Lease, the Landlord, in addition to all other rights, shall have the right to terminate forthwith this Lease and the term by giving notice to the Tenant of its intention to do so, and thereupon, Minimum Rent and Additional Rent shall be computed, for the remainder of the term of this Lease and any other payments for which the Tenant is liable under this Lease shall be paid and the Tenant shall forthwith deliver up possession of the Leased Premises to the Landlord, and the Landlord my re-enter and take possession of the same.

d)

The Tenant shall pay and indemnify the Landlord .against all legal costs and charges, including counsel fees (on a solicitor and client basis) lawfully and reasonably incurred in enforcing payment of any sums of money payable by the Tenant to the Landlord and in obtaining possession of the Leased Premises after default of the Tenant or upon expiration or earlier termination of the term of the Lease, or in enforcing any covenant, provision or agreement of the Tenant herein contained.

5.29

NON-WAIVER BY LANDLORD

Failure of the Landlord to insist upon strict performance of any of the covenants or conditions of this Lease or to exercise any right or option therein contained shall not be construed as a waiver or relinquishment of any such covenant, condition, right of option, but the same shall remain in full force and effect. The acceptance by the Landlord of any Rent from any person other than the Tenant shall not be construed as recognition of any  rights which are not herein expressly granted, or as a waiver of any of the Landlord's rights, or as an admission that such person is or as a consent that such person shall be deemed to be an assignee of this Lease or a sub-tenant of the Leased Premises, or any portion thereof irrespective of whether the Tenant or the said person claims that such person is a sub-tenant or assignee. The Landlord may accept Rent from any person occupying the Leased Premises at any time without in any way waiving any right under this Lease.

5.30

INTEREST OR ARREARS

All Minimum Rent and Additional Rent in arrears and all sums paid or expenses incurred by the Landlord which ought to have been paid or incurred by the Tenant, or for which the Landlord is entitled hereunder to reimbursement from the Tenant and which, under the preceding clause of this Lease, shall be deemed to be Rent in arrears, shall bear interest at the rate of two percent (2%) per month, calculated the date the same became due and payable by the tenant to the Landlord until the date of payment or repayment to the Landlord; PROVIDED that, in each such case, the Landlord shall give written notice to the Tenant of such sums due and payable, and the Tenant shall have seven (7) days after receipt of such written notice from the Landlord to pay such arrears and if such amounts are paid during such period, the aforesaid interest shall not be chargeable.

5.31

ACCESS TO LANDLORD

During the last six (6) months of the term of this Lease, the Tenant shall allow the Landlord or the Landlord's representative, or such person or persons as may be desirous of leasing the Leased Premises, to visit the same on Business Days between the hours of 9:00 o’clock a.m. and 5:00 o’clock p.m. PROVIDED reasonable notice is given to the Tenant.

5.32

ALTERATIONS BY LANDLORD

The Landlord shall have the right at any time during the term of this Lease to repair, remodel, alter, improve or add to the whole or any part of the Building (or to change the location of the entrance or entrances to the Building or the change, alter, remodel or improve or add to the common areas, elevators, drains, pipes, heating, air conditioning and ventilation apparatus, or any other part of the Building), except the Leased Premises, without compensation or responsibility to the Tenant. For such purposes, the Landlord may, if necessary, enter, pass through, work upon and attach scaffolds or other temporary structures to the Lease Premises. The Landlord shall carry out such work as quickly as possible causing as little disturbance as possible.

5.33

EXCAVATION

In the event that an excavation should be made for building or other purposes upon land adjacent to the Building, or should be authorized to be made, the Tenant shall, if necessary, make every effort to the person or persons causing or authorized to cause such excavation, give license to enter upon the Leased Premises for the purpose of doing such work as shall reasonably be necessary to protect or preserve the wall or walls of the Building, or the Building for injury or damage, and to support them by proper foundations, pinning and/or underpinning.

5.34

YIELD UP

After the expiration or sooner termination of this Lease, the Tenant will peaceably surrender and give up the Leased Premises, without notice from the Landlord, any right or notice to quit or vacate being hereby expressly waived by the Tenant, any law, usage or custom to the contrary notwithstanding.

5.35

CONTINUOUS OCCUPANCY

The tenant shall carry on business at the Leased Premises on a regular basis and not leave the Leased Premises unoccupied for a period of fifteen (15) days or longer without the prior written consent of the Landlord.

5.36

SUBORDINATION. ATTORNMENT AND CERTIFICATES

The Tenant agrees that this Lease and all rights of the Tenant hereunder are subject and subordinate to all mortgages now or hereafter existing (including any deed of trust and all instruments supplemental thereto) which may now or hereafter affect the Development, and whether any such mortgage or deed of trust shall effect only the Development or shall be blanket mortgagor deed or trust effecting other premises as well, and to all renewals, modification, consolidations, replacements and extensions thereof, PROVIDED that the Tenant, whenever required by any mortgagee (including any trustee under a deed of trust and mortgage), shall attorn to such mortgages as a Tenant upon all the terms of the Lease. The Tenant agrees to execute promptly, whenever requested by the Landlord or by such mortgagee, an instrument of subordination or attornment, as the case may be, as may be required by it, without any charge or cost to the Landlord.

ARTICLE VI

6.00

LANDLORD'S COVENANTS

THE LANDLORD COVENANTS WITH THE TENANT AS FOLLOWS:

6.01

QUIET POSSESSION

Upon the Tenant paying the Rent hereby reserved at the time and in the manner aforesaid and observing and performing each and every one of the covenants, conditions, restrictions and stipulations by the Tenant to be observed or performed under this Lease, the Tenant shall and may peaceably and quietly possess and enjoy the Leased Premises during the said term without interruption from or by the Landlord, or by any persons lawfully claiming by, through or under it.

6.02

PAY TAXES

To pay all rates, charges and assessments and taxes which may be rated charged, assessed and taxed against the Development during the term of this Lease, other than such obligations which the Tenant herein has expressly agreed to pay.

6.03

INSURANCE

The Landlord covenants and agrees that, throughout the term of this Lease, it shall insure the Building (excluding foundations and excavations) and the machinery, boilers and equipment contained therein owned by the Landlord (excluding any property with respect to which the Tenant is obliged to insure pursuant to the provisions hereof) against damage by fire and extended perils coverage in such reasonable amounts as would be carried by a prudent owner of a similar property. The Landlord shall also, throughout the term, carry public liability and property damage insurance with respect to the operation of the Building in reasonable amounts as would be carried by a prudent owner of a similar property. The Landlord may, but shall not be obliged to, take out and carry any other form or forms of insurance as it or the Mortgagee(s) of the Landlord may reasonably determine advisable. NOTWITHSTANDING contribution by the Tenant to the cost of insurance premiums as provided herein, the Tenant acknowledges that it has no right to receive any proceeds from any such insurance policies carried by the Landlord. Upon the request of the Tenant from time to time, the Landlord will furnish a statement as to the perils in respect of which and the amount to which it has insured the Building and the improvements and installations in the Leased Premises, and the Tenant shall be entitled at a reasonable time, upon reasonable notice to the Landlord, to inspect copies of the relevant portions of all policies of insurance in effect and a copy of any relevant opinions of the Landlord's insurance advisors.

6.04

HEAT

To furnish adequate heating to the Leased Premises at all times and during the normal heating season as established by custom and practice for similar buildings in the city; PROVIDED, HOWEVER, the Landlord may for a reasonable time withhold the supply of heat when necessary by reason of accident or breakdown or during repairs or improvements. The Landlord covenants that it will not cause undue discomfort or disturbance to the Tenant during its business hours and that it will provide the Tenant with twenty four (24) hours notice of non-essential repairs to said system.

6.05

INTERIOR CLIMATE CONTROL

a)

The Landlord shall provide conditioned air to the Leased Premises during hours from 7:00 a.m. to 6:00 p.m., on Business Days, and to maintain a temperature adequate for comfortable occupancy, except during the make of repairs, alterations or improvements. The Landlord shall not be responsible or liable for failure to supply climate control service when stopped as aforesaid or when prevented from doing so by strikes or any cause beyond the Landlord's reasonable control. Any use of the arrangement or portioning which interferes with the normal operation of such systems may require changes or alterations, which changes or alterations shall be made by the Tenant at its cost and expense, but only with the written consent of the Landlord first had and obtained, such consent not be unreasonably withheld, and in accordance with drawings and specifications and by a contractor first approved in writing by the Landlord, such approve not be unreasonably withheld. If installations of partitions, equipment or fixtures by the Tenant necessitate the re-balancing of the climate control equipment in the Leased premises, the same will be performed by the Landlord at the Tenant's expense.

b)

The Landlord shall, however, when requested by the Tenant, furnish air conditioning to the Leased Premises during hours not specified in sub-paragraph (a) above, but only at the expense of the Tenant and at the Landlord's actual cost for labor and utilities used in the operation of the air conditioning system during such hours or on such days.

The Leased Premises shall be pre-warmed during the normal season and pre-cooled during the appropriate season, to meet the desired conditions prior to its occupancy after weekends and holidays.

Air conditioning as used herein means a complete air conditioning system including thermostatically controlled zones per floor balance and designed on an open floor basis.

6.06

ELEVATORS

Subject to the supervision of the Landlord, the Landlord shall furnish, for use by the Tenant, its employees and invitees in common with other persons entitled hereto, passenger elevator service to the Leased Premises, and to furnish for the use of the Tenant in common with other persons entitle thereto, at reasonable intervals and at such hours as the Landlord may select, freight elevator service to the Leased Premises for the carriage of furniture, equipment, deliveries and supplies, provided that the Landlord shall not be responsible for furnishing such elevator service when repairs are being made; and PROVIDED FURTHER that the Tenant and such employees and all other persons using the same shall do so at their own risk.

6.07

REPAIRS OF APPARATUS

In case of the apparatus, or any part thereof, used in the elevators, heating, air conditioning, ventilation, electrical, plumbing or caretaking of the Leased Premises becomes inoperable, damaged, malfunctioning or destroyed, the Landlord shall have a reasonable time within which to repair the damage or replace or repair the apparatus, and the Landlord shall not, in any event, be liable to the Tenant, its officers or employees for any indirect or consequential damage or damages for personal discomfort or illness arising by reason of the interruption of such services, or any of them.

6.08

ACCESS

The Landlord will permit the Tenant, the employees of the Tenant and all persons attending on them to have the use during normal business hours on business days in common with others of the main entrance and the stairways, corridors and elevators leading to the Leased Premises. At times, other that during normal business hours, the Tenant, the employees of the Tenant and persons attending on them shall have access to the Building and to the Leased Premise and use of the elevators only in accordance with the Rules and Regulations.

6.09

WASHROOM FACILITIES

The Landlord agrees to permit the Tenant, its agents, officers, employees, invitees and licensees the right of access and use in common with other tenants of the Building to the washroom facilities in the Building, other than those provided exclusively for the use of other tenants, and to keep the said facilities in good working order and to have the same repaired with all reasonable diligence whenever such repairs are necessary.

6.10

REPAIR STRUCTURE

The Landlord will make structural repairs to the perimeter walls (including plate glass windows and doors), roof, bearing structure and foundation. In the event that any such repairs shall be required to be made by the Landlord by reason of the negligence of the Tenant, its agents or employees, the Landlord shall be entitled to recover the cost thereof from the Tenant, and if the Tenant shall fail to pay the sum on demand, the landlord may recover the amounts so due by all remedies available to it for the recovery of Rent in arrears.

6.11

ALTERATIONS BY TENANTS

The Tenant may, with the prior written consent of the Landlord, from time to time improve, alter or change the fixtures and/or Tenant's Improvements or equipment in the Leased Premises; PROVIDED that:

a)

The Tenant shall have supplied the Landlord with three (3) copies of proper working plans and specifications for such improvements, alterations or changes.

b)

The Tenant shall cause all work done in connection with any improvement, alteration or change to be done promptly and in a good and workmanlike manner and in accordance with the plans and specifications therefore which must first obtain the approval of the Landlord.

c)

Any or all work to be done and material to be supplied in connection with such improvements, alterations or changes shall, unless otherwise agreed by the Landlord, be done or supplied only by contractors or subcontractors and workmen engaged by the Tenant, but first approved by the Landlord, and the Landlord shall have the right to grant such approval conditionally or to withdraw the same at any time with cause; and

d)

In any event, any work performed by or for the Tenant shall be performed by competent workmen whose labor union affiliations are not incompatible with those of any workman who may be employed on the Development by the Landlord, its contractors or subcontractors.

ARTICLE VII

7.00

MUTUAL COVENANTS

IT IS HEREBY MUTUALLY AGREED BETWEEN THE LANDLORD AND THE TENANT AS FOLLOWS.

7.01

PARKING

The Tenant shall be entitled to rent Three (3) parking stalls if required during the term of the Lease at the rate of $105.00 per month per stall, plus GST.

7.02

DESTRUCTION OR DAMAGE

If, during the term hereof, the Building shall be damaged by fire, lightning, tempest, impact of aircraft, acts of God or the Queen's enemies, riots, insurrections, explosions or other casualty, the following provisions shall have effect:

a)

If the Leased Premises are rendered partially unfit for occupancy by the Tenant and remain so for at least ten (10) days, then the Rent shall only abate from the date of the damage in part only in the proportion that the part of the Leased Premises so rendered unfit is of the whole of the Leased Premises until the Leased Premises have been repaired or restored:

b)

If the Leased Premises are rendered wholly unfit for occupancy by the Tenant and Remain so for at least ten (10) days, the Rent only shall be suspended for the date of the damage until the Leased premises have been repaired or restored;

c)

Notwithstanding the provisions of sub-clauses a) and b) above, if the Leased Premises or the building shall be incapable of being repaired or restored with reasonable diligence within one hundred and eighty (180) days of the happening of the damage, then either the landlord or the Tenant may, at its opinion, terminate this Lease by notice in writing to the other given within sixty (60) days of the date of the damage, and if such notice is given, this Lease shall cease and terminate and the Tenant shall immediately surrender the Leased Premises and all of its interest therein to the Landlord, and the Rent shall be apportioned and shall be payable by the Tenant only to the date the damage occurred, and the Landlord may re-enter and repossess the Leases Premises, but, if within the said period of sixty (60) days, neither the Tenant nor the Landlord shall give notice terminating this Lease as aforesaid, whichever shall be sooner, the Landlord shall begin to repair and restore the Leased Premises.

d)

The Landlord shall determine within thirty-five (35) days of the date of damage whether or not the Leased premises are capable, with reasonable diligence, of being repaired or restored within the one hundred and eighty (180) day .period as aforementioned and the Landlord shall be entitled to rely upon the opinion of the professional independent architect licensed to carry on business in the province of Alberta in making such determination; and;

e)

If the Leased Premises or Building is capable with reasonable diligence of being repaired or restored within one hundred and eighty (180) days of the happening of such damage, then the Landlord shall restore or repair the Leased Premises.

7.03

DEFAULT

In the event default is made in payment in Minimum Rent, Additional Rent, or any part thereof, and such default continues for seven (7) days after written notice of such non- payment has been delivered to the Tenant, or in the case of non-performance or non- observance on the part of the Tenant of any covenant, condition, restriction or stipulation herein contained, expressed, implied, which ought to be observed or performed by the Tenant, and which has not been expressly agreed in writing by the Landlord, and such non-performance or non-observance continues for fifteen (15) days after notice of such default has been delivered to the Tenant, then the Landlord may, at its option, in addition to exercising any other remedy available to it in law, remedy any defect or default by the Tenant and charge the Tenant such cost as Rent and/or cancel this Lease by written notice to the Tenant and, in anyone or more of such cases, all rights and interests hereby created or then existing in favor of the Tenant or derived under this Lease shall thereupon cease and determine, and the Landlord may re-enter into and upon the Leased Premises and to repossess and enjoy the same as of its former estate, anything herein to the contrary as agent for the Tenant; PROVIDED, HOWEVER, that, in case of such cancellation and re-entry the Tenant shall continue to be liable to pay, and the Landlord shall have the same remedy for the recovery of any Rent then due or accruing due as if this Lease had not been canceled, together with interest at the rate of two per cent (2%) per month on any overdue Rent. Any right or action of any of the said covenants, conditions, restrictions and stipulations shall not hereby be prejudiced; PROVIDED FURTHER, the Landlord reserves any and all legal equitable remedies and rights of action for damages against the Tenant for breach of the Lease.

7.04

BANKRUPTCY OR SEIZURE

In the event that the Leased Premises shall, without the prior written consent of the Landlord, remain vacant or not used for the period of fifteen (15) days of the Commencement Date or shall be used by any person other than the Tenant or for any other purpose than that for which the same were let, or in case the term or any of the goods and chattels of the Tenant shall be at any time seized in execution or attachment by any creditor of the Tenant or the Tenant shall make any assignment for the benefit of the creditors or any bulk sale, or become bankrupt or insolvent or take the benefit of any act now or hereafter in force for bankrupt or insolvent debtors, or any order shall be made after the winding up of the Tenant, then, in any such case, this Lease shall, at the option of the Landlord cease and determine, and the term shall immediately become forfeited, and then current month's Rent and the next ensuing three (3) month's Rent shall immediately become due and payable, and the Landlord may re-enter and take possession of the Leased Premises as though the Tenant or other occupant of the Leased Premises was holding over after the expiration of the term without any right whatsoever. This remedy shall be without prejudice to and under reserve of all other rights, remedies and recourse of the Landlord.

7.05

FORCE MAJEURE

Save and except for the obligations of the Tenant as set forth in this Lease to pay Rent, increased Rent or other monies to the Landlord, if either party shall fail to meet its obligations hereunder within the time prescribed and such failure shall be caused or materially contributed to by Force Majeure, for the purpose of this Lease, "Forced Majeure" shall means any acts of God, strikes, lock-outs, or other industrial disturbance, acts of the Queen's enemies, sabotage, war, blockades, insurrections, riots, epidemics, lightning, earthquakes, floods, storms, fire, washouts, nuclear and radiation activity or fallout, arrest and restrains of rules of people, civil disturbances, explosions, breakage of or accident to machinery or stoppage thereof for necessary maintenance or repairs, inability to obtain labor, materials or equipment, any legislative, administrative or judicial action which has been resisted in good faith by all reasonable legal means, any act, omission or event, whether of the kind herein enumerated of otherwise not within the control of such party and which, by the exercise of due diligence such party shall be deemed or not to be a breach of the obligations of such party hereunder, but such party shall reasonable diligence to put itself in a position to carryout its obligations hereunder.

7.06

REPRESENTATIONS

The Tenant hereby acknowledges that the Leased Premises are taken without representation of any kind on the part of the Landlord or its agents, other than as set forth herein. No representation or agent of the Landlord or Tenant is or shall be authorized or permitted to make any representation with reference thereto, or to vary or modify this Lease in any way, and this Lease contains all the agreements and conditions made between the parties hereto, and any addition to or alteration of or changes in this Lease, or other agreements hereafter make or condition created to binding, must be made in writing and signed by both parties having signing authority.

7.07

RESERVATION TO LANDLORD

All outside walls of the Leased Premises and any space in the Leased Premises used for stairways and passageway to other adjoining premises, shafts, stacks, pipes, conduits, ducts or to other building facilities, heating, electrical, plumbing, air conditioning, ventilation and other building systems and the use thereof, as well as access thereto through the Leased Premises for the purpose of use, operation, maintenance and repair, are expressly reserved to the Landlord.

7.08

ASSIGNMENT BY LANDLORD

In the event of the sale by the Landlord of the Development or any part thereof, or the assignment by the Landlord of this Lease or any interest of the Landlord hereunder, and to the extent that such purchaser or assignee assumes the covenants and obligations of the Landlord hereunder the Landlord shall thereupon give written notice to all Tenants, and without further agreement be freed and relieved of all liability with respect to such covenants and obligations.

7.09

INTENT OF LEASE

This Lease is a net Lease and the Additional Rent hereunder is to be received by the Landlord without abatement or right of set-off, except as specifically agreed to in writing by the parties hereto. The following costs and charges shall be borne by the Tenant provided that nothing herein shall create a covenant on the part of the Landlord which shall in any way affect the Tenant's covenant to pay Additional Rent or other charges hereunder; in proportion to the Tenant's leased space as a proportion to the building;

a)

Property tax;

b)

Building insurance;

c)

Heat and Air Conditioning;

d)

Electricity for lighting;

e)

Electricity for power;

f)

Janitorial services in common areas;

g)

Janitorial services in the demised premises;

(Vacuuming and daily emptying of waste baskets only)

h)

Water rates;

i)

Glass insurance;

j)

Building security;

k)

Building maintenance and structural repair.

These costs shall be determined by the Landlord in advance and paid monthly by the Tenant in equal monthly installments, currently estimated at $6.50 per square feet per annum. Adjustments to the operating costs and property tax shall be made annually in accordance with the operating statements to be prepared in writing by the Landlord.

7.10

NOTICES

Any notice herein provided or pem1itted to be given by the Tenant to the Landlord shall be sufficiently given if delivered or if mailed, by registered mail, postage prepaid, in writing and addressed to the Landlord at:

915035 ALBERTA LTD. - BROMLEY SOUARE

123-10TH AVENUE S.W.

CALGARY, ALBERTA

T2R IK8

Any notice herein provided or permitted to be given by the Landlord to the Tenant shall be sufficiently given if delivered or if mailed, by registered mail, postage prepaid, in writing and addressed to the Tenant at:

VANNESSA VENTURES LTD.

220 -1010 -1ST STREET S. W.

CALGARY, ALBERTA

T2R IK4

Notice mailed as aforesaid shall be conclusively deemed to have been received on the third (3) business day following the day on which such notice is mailed. Notice delivered as aforesaid shall be conclusively deemed to have been delivered if delivered in the same manner in which services of processes required to be made under the Rules of the Court of Queen's Bench of Alberta. Either party may, at any time, give notice in writing in the manner herein before provided to the other of any changes of address of the party giving of such notice, and from and after the giving of such notice, the address therein specified shall be deemed to be the address of such party for the giving of notice hereunder. The word "notice" in this Clause shall be deemed to include any request, statement or other writing in this Lease provided or pem1itted to be given by the Landlord to the Tenant or by the Tenant to the Landlord.

7.11

LANDLORD NOT UNREASONABLY INTERFERE

Except as expressly provided otherwise in this Lease, there shall be no allowance to the Tenant by way of diminution of Rent or otherwise and no liability on the part of the Landlord by reason of inconvenience, annoyance or injury to business arising from the happening of the event which gives rise to the need for any repairs, alterations, additions or improvements or from the making of any repairs, alterations, additions or improvements in or to any portion of the Building or the Leased Premises, or in and to the fixtures, appurtenances and equipment thereof. The Landlord agrees to use its best efforts to do any work done by it in such a manner as not to reasonably interfere with or impair the Tenant's use of the Leased Premises.

7.12

HEADINGS

The parties hereto agree that the headings herein form no part of this Lease and shall be deemed to have inserted for convenience of reference only.

7.13

INTERPRETATION

The terms "Landlord" and "Tenant" and the pronouns relating thereto, where used herein, shall, where the context makes it appropriate, include the heirs, executors, administrators, successors and assigns of the parties hereto and shall include the feminine and plural and a body corporate where the context or the party of the parties hereto so require, and where there is more than one Tenant, all covenants will be deemed joint and several.

7.14

GOVERNING LAW

This Lease and the Rules and Regulations adopted hereunder, and the use and occupation of the Leased Premises by the Tenant under this Lease shall all be governed by the Laws of the Province of Alberta. Should any provision of this Lease and/or of its conditions be illegal or not enforceable under the Laws of the Province of Alberta, it or they shall be considered severable, then this Lease and its conditions shall remain in full force and effect and be binding upon the parties as though such enforcement provision or provisions had never been included.

7.15

OVERHOLDING

Upon the expiration or other termination of the terms of this Lease, the Tenant shall quit and surrender the Leased Premises in good order and condition, ordinary wear and tear excepted, and shall remove all its property there from, except as otherwise provided in the Lease. If the Tenant shall continue to occupy the Leased Premises after the expiration of the term of this Lease without any further written agreement, or in the absence of such an agreement, without objection by the Landlord, the Tenant shall be a monthly Tenant at double the rate and on the terms herein contained, except as to length of tenancy.

7.16

EXPROPRIATION

If, at any time during the term of this Lease, title is taken by right or exercise of condemnation or expropriation of the whole portion of the Building (whether or not including the Leased Premises), the Landlord may at its option, give notice to the Tenant terminating this Lease on the date stated in the notice, or this Lease may be deemed terminated by operation of law, as the case may be. Upon either such termination, the Tenant shall immediately surrender the Leased Premises and all its interest therein to the Landlord or to the expropriating authority as the law and circumstances may require, and the Rent shall abate and be apportioned to the date of termination and the Tenant shall forthwith pay the Landlord the apportioned Rent and all other amounts which may be due to the Landlord up to the date of termination. The Tenant shall have no claim upon the Landlord for the value of the unexpired portion of the Lease, but the parties shall each be entitled to separately advance their claims for compensation for the loss of their respective to receive and retain such compensation as may be rewarded to each respectively. If an award of compensation is made to the Landlord and specifically includes an award for the Tenant, the Landlord will account therefore to the Tenant.

7.17

LIMITATION OF LANDLORD'S LIABILITY

The Landlord shall not be liable or in any way responsible for any bodily injury or death of, or loss or damage to any property belonging to the Tenant or others in, on or about the Building, unless resulting from negligence of the Landlord, and in no event shall the Landlord be liable or in any way responsible for any death, injury, loss or damage suffered by the Tenant or others in respect of:

a)

any loss or damage to the property of the Tenant or others from theft;

b)

indirect or consequential damage or damages for personal discomfort or illness or loss of business resulting from the interruption of the heating, ventilation and air conditioning services or any utility services to be provided under this Lease by the Landlord;

c)

death, injury, loss or damage caused by anything done or omitted by the other Tenants, occupants or persons in the Leased Premises or other Premises in the Building or by occupants or the property adjacent thereto, or caused by the public, or caused in the course of construction of operation of the private, public, or quasi public work;

d)

death, injury, loss or damage required to be insured by the Tenant;

e)

death, injury, loss or damage (except where caused by the willful or gross neglect of the Landlord, but excluding death, injury, loss or damage required to be insured by the Tenant), to persons or property resulting fire, rain or snow or leaks from any part of the building including the Leased Premises, or from the pipes, appliances or plumbing works therein, or from the roof, street or sub-surface or from any other place or by dampness;

f)

any act or omission (including theft, malfeasance or negligence) on the part of any agent, contractor or persons from time to time employed by them to perform janitor services or security services in or about the Leased Premises of the Building;

g)

any loss of damage however caused to money, securities, negotiable instruments, papers or other valuables of the Tenant.

7.18

TIME OF ESSENCE

Time shall be of the essence of this Lease.

7.19

ENUREMENT

This Lease and the terms and provisions hereof shall ensure to the benefit of and be binding upon the parties hereto and their respective permitted successors, assigns and personal representatives and executors.

7.20

ACCEPTANCE

The Tenant hereby accepts the Lease of the above described Leased Premises, to be held by it as Tenant and subject to the conditions, restrictions and covenants above set forth.

IN WITNESS WHEREOF, the parties have executed this Lease, all as of the date and year first above written.

LANDLORD	915035 ALBERTA LTD. Per: /s/ Vicki Giguere
Vicki Giguere (acting as agent for the Owner)

TENANT	VANNESSA VENTURES LTD. Per: /s/ John R. Morgan
Per: /s/ Cameron B. Boyer

SCHEDULE “A”

DESCRIPTION OF LAND AND BUILDING

A multi-storey office building located at the south-east corer of First Street S.W., and Tenth Avenue S.W., municipally described as 1010 First Street S.W., Calgary, Alberta.

LEGAL DESCRIPTION

Plan "A" Calgary

Block 69

Lot 1 to 20, inclusive

DESCRIPTION

3,009 square feet located on the Second (2nd) floor of Bromley Square Office Building.

FLOOR PLAN INDICATING EXTENT OF LEASED PREMISES

Space as it is demised at present.

Diagram Not Provided

SCHEDULE “B”

RULES AND REGULATIONS

1.

The definitions set forth in the Lease have the same meaning in these Rules and Regulations.

2.

No cooking or preparation of food or beverage shall be permitted in the Leased Premises, and no electrical apparatus likely to cause an overloading of electrical circuits will be used therein.

3.

The sidewalks, entries, passages, elevators and staircases in the Building shall not be obstructed or used by Tenant, its agents, servants, contractors, invitees or employees for any other purpose other than ingress to and egress from the offices. The Landlord reserves restricted control of all parts of the Building for the common benefit of the Tenants, including, without limitation, the sidewalks, entries, corridors and passages not within the Leased Premises, washrooms, lavatories, air conditioning closets, fan rooms, janitors rooms, electrical rooms and other rooms, stairs, have right to place such signs and applications therein as it may deem advisable, provided that ingress and egress from the Leased Premises is not unduly impaired thereby.

4.

The Tenants, its agents, servants, contractors, invites or employees, shall not bring in or take out, position, construct, install or move any safe, business machine or other heavy office equipment without the prior written consent of the Landlord who shall have the absolute right to withhold consent or to prescribe the maximum weight permitted and the position thereof, and the use and design of planks, skid or platform to distribute the weight of such equipment. All damage done to the Building by the moving or use of any such heavy equipment or other office equipment or furniture, shall be repaired at the expense of the Tenant. The moving of all heavy equipment or other office equipment or furniture, shall occur only between 6:00 pm and 8:00 pm, or other time consented to by the Landlord, and the persons employed to move the same in and out of the Building must be acceptable to the Landlord. Safes and other heavy office equipment will be moved through the halls and corridors only upon steel bearing plates. No deliveries requiring the use of an elevator for freight purposes will be received in the Building or carried in the elevators, except during hours approved by the Landlord.

5.

All persons entering and leaving the Building at any time other than during normal business hours shall register in the books kept by the Landlord at or near the right entrance and the Landlord will have the right to prevent any person from entering or leaving the Building, or from removing any furniture, equipment or materials, unless provided with a key to the Premises to which such persons seek entrance or a pass in a form to be approved by the Landlord. Any persons found in the Building at such times without keys or passes will be subject to surveillance or eviction by the employees and agents of the Landlord without resource. The Landlord shall be under no responsibility for failure to enforce this Rule. The Landlord acknowledges that the Tenant will be required to utilize their space and the common property in the evenings. Access to the Building for this purpose will be allowed provided always that the Tenant remains responsible for their invitees, employees and guests.

6.

The Tenant shall not place or cause to be placed any additional or substitute locks upon any doors of the Leased Premises without approval of the Landlord and subject to any conditions imposed by the Landlord. Additional keys may be obtained from the Landlord at the cost of the Tenant.

7.

The water, sinks, basins, urinals, toilets, sewers and other water apparatus shall not be used for any purpose other than those for which they were constructed, and not sweepings, rubbish, rags, ashes or other substances shall be thrown therein. Any damage resulting from misuse shall borne by the Tenant by whom or by whose agents, servants, employees, licensees or invitees the same is caused. Tenants shall not let the water run unless it is in actual use and shall not deface or mark any part of the walls or wood work of the Building without the consent of the Landlord.

8.

No one shall use the Leased Premises for sleeping, apartments or residential purposes, or for the storage of personal effects or articles other than those required for business purposes.

9.

Canvassing, soliciting and peddling in the Building are prohibited

10.

Any hand trucks, carryalls or similar appliances used in the Building shall be equipped with rubber tires, side guards and such other safeguards as the Landlord shall require.

11.

No animals or birds shall be brought into the Building.

12.

The Tenant shall not install or permit the installation or use of any machine dispensing goods for sale in the Leased Premises or the Building or permit the delivery of any food or beverage to the Leased Premises without the approval of the Landlord or in contravention of any regulation fixed or to be fixed by the Landlord.

SCHEDULE “C”

OPTION TO RENEW

If the Tenant duly and regularly pays the Rent and performs the covenants, provisions and agreements herein and on the part of the Tenant to be observed and performed, the Tenant shall have the option to renew or extent the term of this Lease of One (1) period of Three (3) years upon the same terms and conditions as herein provided except as to Minimum Annual Rent and except for any further right of renewal, such option to be exercised by the Tenant, by giving written notice to the Landlord at least six (6) months prior to the expiration of the term to extend the term of One (I) such additional period of Three (3) years. The amount of Minimum Annual Rent for such renewal shall be established by the Landlord and shall be at fair rental value for the Premises of like nature and location.

SCHEDULE “D”

LANDLORD'S WORK

The Landlord shall complete the following at his sole expense:

a)

Indicated by (1) on drawing, remove both walls;

b)

Indicated by (21) on drawings, move wall approximately 3 feet to the west eliminating the door on this wall;

c)

Relocate and repair ceiling light fixtures as required;

d)

Install new doorway and door on east wall of kitchen and remove door on south wall of kitchen;

e)

Paint all interior walls, color approved by Tenant;

f)

Install new ceiling tiles

g)

Install new commercial grade carpet (color approved by Tenant);

h)

Provide "sound proofing" (to be approved by tenant) above perimeter walls of interior room designated as the board room;

i)

Install "firewalls between the ceiling of the premises and the underside of the roof at the perimeter of the Lease Premises with Stucco wire;

j)

Install new blind;

k)

Remove colored glass coating;

l)

Repair all screens

m)

Replace entrance door and frame with new.

TENANT'S WORK

It is understood and agreed that the Tenant shall at their sole expense undertake to complete the following:

Except as otherwise stated in "Landlord's Work", the Tenant shall accept occupancy of Leased Premises on an “As Is” “Where Is” basis.

SCHEDULE “E”

DESCRIPTION OF OFFICE RENOVATIONS

Diagram Not Provided

SCHEDULE “F”

RIGHT OF SECOND OPPORTUNITY

Providing that the Tenant is not in default in the observance and performance of the covenants, agreements and provisions of the Lease, the Tenant shall have Right of Second Opportunity for any space that becomes available for sublease or lease on the second floor of 1010 - 1st Street S.W. of the Building.

The Tenant shall have five (5) business days from receipt of written notification to exercise the Right of Second Opportunity.

The Tenant shall commence payment of Basic Rent on the expansion space sixty (60) days after exercising the Right of Second Opportunity.